 China Advanced Construction Materials Group, Inc

9 North West Fourth Ring Road

Yingu Mansion Suite 1708

Haidian District Beijing

People's Republic of China 100190

June 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Frank Pigott, Division of Corporation Finance

Office of Manufacturing and Construction

Re:	China Advanced Construction Materials Group, Inc

Registration Statement on Form S-3

Filed June 18, 2018

File No. 333-225696

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-225696) (the “Registration Statement”) of China Commercial Credit, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 29, 2018, or as soon as practicable thereafter.

The Company acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

China Advanced Construction Materials Group, Inc.

/s/ Xianfu Han
Xianfu Han
Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC